FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the three and six month period ended June 30, 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.. 26

LEGAL PROCEEDINGS. .......................................................................................................26

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except earnings (loss) per ADR)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net sales	$ 1,227.2	$ 1,176.4	$ 2,532.1	$ 2,228.8
Cost of sales	645.4	623.1	1,346.6	1,195.1
Gross profit	581.8	553.3	1,185.5	1,033.7
Research and development expenses:
Total expenses	93.3	91.4	184.1	163.4
Less - participations and grants	2.8	4.2	5.4	8.1
	90.5	87.2	178.7	155.3
Selling, general and administrative expenses	182.7	169.0	367.3	327.1
Acquisition of research and development in process				596.6
Impairment of product rights				30.0
Operating income (loss)	308.6	297.1	639.5	(75.3)
Financial income (expenses) - net	(0.9)	1.8	(1.3)	0.5
Income (loss) before income taxes	307.7	298.9	638.2	(74.8)
Income taxes	66.1	68.8	137.2	122.8
	241.6	230.1	501.0	(197.6)
Share in profits of associated companies - net	0.2	0.1	0.3	0.6
Minority interests in profits of subsidiaries - net	0.6	0.7	1.0	1.5
Net income (loss)	$ 241.2	$ 229.5	$ 500.3	$ (198.5)

Earnings (loss) per ADR:
Basic	$ 0.39	$ 0.38	$ 0.81	$ (0.33)
Diluted	$ 0.36	* $ 0.34	$ 0.74	$ (0.33)

Weighted average number of ADRs (in millions):
Basic	615.6	609.1	618.0	602.6
Diluted	678.2	* 694.2	680.6	602.6

*After giving retroactive effect to the adoption of the EITF No. 04 - 8 (see note 2).

The accompanying notes are an integral part of the condensed financial statements.

_1_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30,	December 31,
	2005	2004
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	$ 834.3	$ 784.1
Short - term investments	376.0	256.8
Accounts receivable:
Trade	1,529.6	1,475.9
Other	354.7	398.4
Inventories	1,169.3	1,286.3
Total current assets	4,263.9	4,201.5
Investments and other assets	722.1	863.2
Property, plant and equipment, net	1,285.1	1,278.2
Intangible assets and debt issuance costs, net	683.3	716.7
Goodwill	2,481.6	2,572.4
Total assets	$ 9,436.0	$ 9,632.0

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
Short - term credit	$ 419.5	$ 560.4
Accounts payable and accruals	1,669.8	1,643.5
Total current liabilities	2,089.3	2,203.9
Long - term liabilities:
Deferred income taxes	211.5	212.3
Employee related obligations	93.3	87.6
Loans and other liabilities	208.0	215.0
Convertible Senior Debentures	1,513.4	1,513.4
Total long - term liabilities	2,026.2	2,028.3
Total liabilities	4,115.5	4,232.2
Minority interests	10.4	10.9
Shareholders` equity:
Ordinary shares of NIS 0.10 par value;
June 30, 2005 and December 31, 2004:
authorized - 999.6 million shares; issued and
outstanding - 632.3 million shares and
626.8 million shares, respectively	42.3	42.1
Additional paid - in capital	3,113.1	3,035.0
Deferred compensation	*	*
Retained earnings	2,588.0	2,171.4
Accumulated other comprehensive income	183.8	377.8
Cost of company shares held by subsidiaries - June 30, 2005
and December 31, 2004 - 28.2 million ordinary shares
and 15.4 million ordinary shares, respectively	(617.1)	(237.4)
Total shareholders` equity	5,310.1	5,388.9
Total liabilities and shareholders` equity	$ 9,436.0	$ 9,632.0

* Represents an amount of less then $ 0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

_2_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Cash flows from operating activities:
Net income (loss)	$ 241.2	$ 229.5	$ 500.3	$ (198.5)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Income and expenses not involving cash flows*	58.0	52.8	107.3	706.1
Changes in certain assets and liabilities*	124.2	(36.6)	118.0	(38.4)
Net cash provided by operating activities	423.4	245.7	725.6	469.2

Cash flows from investing activities:
Purchase of property, plant and equipment	(66.4)	(72.5)	(143.7)	(136.6)
Adjustment to purchase price of subsidiary (acquisition of subsidiaries)	7.2	(15.1)	7.2	(1,866.3)
Acquisition of intangible assets	(5.9)	(0.4)	(12.4)	(4.8)
Proceeds from sale of property, plant and equipment	0.6	0.5	1.2	1.4
Acquisition of long - term investments and other assets	(116.6)	(96.0)	(281.0)	(140.0)
Proceeds from sale of long term investments	74.0	9.5	305.9	111.3
Purchase of minority interest	-	-	(2.9)	-
Net decrease (increase) in short - term investments	31.9	(39.3)	(13.3)	166.3
Cash of subsidiary sold	(1.3)	-	(1.3)	-
Net cash used in investing activities	(76.5)	(213.3)	(140.3)	(1,868.7)

Cash flows from financing activities:
Proceeds from exercise of options by employees	37.6	35.5	64.3	56.7
Cost of acquisition of Company shares, net of proceeds from sale	(128.4)	(1.8)	(379.7)	(0.9)
Proceeds from issuance of Convertible Senior Debentures,
net of issuance costs	-	-	-	1,076.1
Long - term loans received	0.1	0.1	0.3	5.8
Discharge of long - term loans and other long - term liabilities	(20.9)	(0.4)	(22.9)	(1.5)
Net decrease in short - term credit	(44.8)	(32.3)	(85.4)	(18.2)
Dividends paid	(41.0)	(28.5)	(83.7)	(58.3)

Net cash provided by (used in) financing activities	(197.4)	(27.4)	(507.1)	1,059.7
Translation differences on cash balances of certain subsidiaries	(16.8)	(3.3)	(28.0)	(5.8)
Net increase (decrease) in cash and cash equivalents	132.7	1.7	50.2	(345.6)
Balance of cash and cash equivalents at beginning of period	701.6	710.0	784.1	1,057.3
Balance of cash and cash equivalents at end of period	$ 834.3	$ 711.7	$ 834.3	$ 711.7

Supplemental disclosure of non - cash investing and financing activities:

1.        During the second quarter, Teva sold a subsidiary for a consideration of $4.4 million which is to be received subsequent to June 30, 2005.

1.        On January 22, 2004, the Company completed the acquisition of Sicor Inc., for a total consideration of $ 3.46 billion. Teva shares, stock options and warrants with an aggregate value of $ 1.4 billion were issued as part of the consideration for the acquisition.

* See details on page 4

The accompanying notes are an integral part of the condensed financial statements.

_3_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Adjustments to reconcile net income to net cash provided by
operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	$ 56.2	$ 51.9	$ 110.9	$ 98.1
Deferred income taxes - net	(2.2)	(5.5)	(10.6)	(31.6)
Increase (decrease) in employee related obligations	(0.5)	0.9	1.9	4.7
Capital loss - net	0.9	1.3	0.3	0.7
Capital gain on sale of subsidiary	(3.4)	-	(3.4)	-
Share in profits of associated companies - net	(0.2)	(0.1)	(0.3)	(0.6)
Minority interests in profits of subsidiaries - net	0.6	0.7	1.0	1.5
Acquisition of research and development in process	-	-	-	596.6
Impairment of product rights	-	-	-	30.0
Capital gain (loss) and amortization of premium on marketable	3.9	3.7	5.9	5.1
securities - net
Other items - net	2.7	(0.1)	1.6	1.6
	$ 58.0	$ 52.8	$ 107.3	$ 706.1

Changes in certain assets and liabilities:
Decrease (increase) in accounts receivables	$ 43.9	$ (80.9)	$ (110.6)	$ (122.3)
Decrease (increase) in inventories	2.7	(29.3)	50.7	(161.6)
Increase in accounts payable and accruals	77.6	73.6	177.9	245.5
	$ 124.2	$ (36.6)	$ 118.0	$ (38.4)

The accompanying notes are an integral part of the condensed financial statements.

_4_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited ("Teva" or "Company").  These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company`s audited financial statements included in the Company`s report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission.  The results of operations for the three months and six months ended June 30, 2005 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Earnings per American Depository Receipt ("ADR"):

Basic earnings (loss) per ADR are computed by dividing net income (loss) by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR for the three month and six month periods ended June 30, 2005 and the three month period ended June 30, 2004, basic earnings per ADR were adjusted to take into account the potential dilution that could occur upon: (1) the conversion of all Convertible Senior Debentures using the if-converted method, by adding to net income interest expenses on these debentures, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of all debentures; and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

During September 2004, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 04-8 "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share," under which contingently convertible debt instruments (Co-Cos) are to be subject to the if-converted method under SFAS No. 128, "Earnings Per Share," regardless of the stock price-related contingent features included in the instrument. The pronouncement is effective for all periods ending after December 15, 2004, and requires that it be implemented by restatement of previously reported earnings per ADR for all periods presented.

The effect of implementing EITF 04-8 on diluted earnings per ADR for the three months ended June 30, 2004 is as follows:

  Diluted earnings per ADR as previously reported were $ 0.35.
  Weighted average number of ADR's as previously reported was 664.1 million.

In computing diluted loss per ADR for the six months period ended June 30, 2004, no account was taken of the potential dilution that could occur upon the conversion of all Convertible Senior Debentures, and the exercise of options granted under employee stock option plans, since such debentures and options have an antidilutive effect on the loss per ADR.

NOTE 3 - Subsequent event:

Subsequent to June 30, 2005 Teva and  Ivax Corporation ("IVAX") jointly announced that they have signed a definitive agreement providing for the acquisition of IVAX by Teva. Under the terms of the agreement, shares of IVAX common stock will, at the election of the shareholder, be converted into either $26 in cash or 0.8471 Teva ADRs, subject to pro-ration such that no more than one-half of such elections are for cash and no more than one-half of such elections are for  Teva ADRs. The total consideration for the acquisition is approximately $ 7.4 billion based on the agreed value of Teva shares. As a result of the transaction, it is expected that IVAX shareholders will own approximately 15% of Teva on a fully-diluted basis. Dr. Philip Frost and other management shareholders of IVAX, holding an aggregate of 19% of the outstanding shares of common stock of  IVAX have agreed to vote their shares in favor of the transaction.

The closing of the transaction is subject to approval by the shareholders of both IVAX and Teva and is subject to antitrust notification and clearance statutes in the  U.S., Europe and  certain other countries,  as well as other customary conditions. The transaction is expected to close in late 2005 or early 2006.

_5_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 4 - Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income (loss) and earning (loss) per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
In millions, except earnings per ADR
Net income (loss), as reported	$ 241.2	$ 229.5	$ 500.3	$ (198.5)
Add: amortization of deferred compensation related to
employee stock option plans, included in condensed
consolidated statements of income (loss), net of related
tax effect	*	*	*	*
Deduct: amortization of deferred compensation,
at fair value, net of related tax effect	8.5	10.2	19.3	21.6
Pro forma net income (loss)	$ 232.7	$ 219.3	$ 481.0	$ (220.1)
Earnings (loss) per ADR
Basic - as reported	$ 0.39	$ 0.38	$ 0.81	$ (0.33)
Basic - pro forma	$ 0.38	$ 0.36	$ 0.78	$ (0.37)
Diluted - as reported	$ 0.36	$ 0.34	$ 0.74	$ (0.33)
Diluted - pro forma	$ 0.35	$ 0.32	$ 0.71	$ (0.37)

* Represents an amount of less than $0.1 million

In December 2004, the FASB issued FAS 123R, "Share-Based Payment", which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or

(b) liabilities that are based on the fair value of the Company`s equity instruments or that may be settled by the issuance of such equity instruments. This Statement requires that employee equity awards be accounted for using the grant-date fair value based method.

As applicable to Teva, the Statement was to be effective in the third quarter of 2005. On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R would become effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005, and in the case of Teva, the first quarter of 2006.

The Company expects that the effect of applying this Statement on the Company`s results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported.

NOTE 5 - Inventories:

Inventories consisted of the following:

	June 30, 2005	December 31, 2004
	Unaudited	Audited
Raw and packaging materials	$ 303.2	$ 326.3
Products in process	173.8	169.1
Finished products	565.1	619.6
Purchased products	104.7	133.4
	1,146.8	1,248.4
Materials in transit and payments on account	22.5	37.9
	$ 1,169.3	$ 1,286.3

_6_

NOTE 6 - Revenue recognition:

Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated chargebacks, returns, customer volume rebates, discounts, shelf stock adjustments and other allowances are established concurrently with the recognition of revenue, and are deducted from net sales. The reserve balances related to these provisions are included under accounts payable and accruals.

NOTE 7 - Accounts payable and accruals:

	June 30, 2005	December 31, 2004
	Unaudited	Audited
Including sales reserves and allowances	$ 689.4	$ 590.9

NOTE 8 - Comprehensive income:

Comprehensive income (loss) is as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Net income (loss)	$ 241.2	$ 229.5	$ 500.3	$ (198.5)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities - net	1.7	(4.4)	(4.3)	16.9
Minimum liability with respect to defined benefit plans	(3.6)	-	(5.2)	-
Loss in respect of derivative instruments designed as a
cash flow hedge, net of related taxes	-	(2.0)	-	(1.0)
Translation of non-dollar-currency financial
statements of subsidiaries and associated companies	(102.0)	(42.1)	(184.5)	(42.7)
	$ 137.3	$ 181.0	$ 306.3	$ (225.3)

NOTE 9 - Certain details relating to pension plans:

a. The consolidated components of net periodic benefit costs are as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Service cost	$ 1.2	$ 0.7	$ 2.4	$ 2.0
Interest cost	1.4	1.2	2.6	2.3
Expected return on plan assets	(1.1)	(0.8)	(2.2)	(1.6)
Recognized net actuarial loss	0.4	0.3	0.7	0.6
Prior service cost	(0.1)	(0.1)	(0.2)	(0.2)
Employers` pension cost	$ 1.8	$ 1.3	$ 3.3	$ 3.1

b. Teva has made contributions of $ 19.1 million in the six months ended June 30, 2005 to its pension plans, and presently anticipates contributing an additional $ 18.8 million in 2005, for a total of $ 37.9 million.

_7_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 10 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
Three month period ended June 30, 2005:
Net sales:
To unaffiliated customers	$ 1,094.0	$ 127.4	$ 5.8	$ 1,227.2
Intersegment		125.4	0.4	125.8
Total net sales	$ 1,094.0	$ 252.8	$ 6.2	$ 1,353.0
Operating income	$ 234.7	$ 102.6	$ 0.2	$ 337.5
Assets (at end of period)	$ 3,832.0	$ 891.5	$ 33.1	$ 4,756.6
Goodwill (at end of period)	$ 2,039.0	$ 442.6		$ 2,481.6
Depreciation and amortization	$ 36.0	$ 18.3	$ 0.3	$ 54.6

Three month period ended June 30, 2004:
Net sales:
To unaffiliated customers	$ 1,049.0	$ 121.9	$ 5.5	$ 1,176.4
Intersegment	-	103.9	0.5	104.4
Total net sales	$ 1,049.0	$ 225.8	$ 6.0	$ 1,280.8
Operating income	$ 248.8	$ 88.8	$ 0.5	$ 338.1

Six month period ended June 30, 2005:
Net sales:
To unaffiliated customers	$ 2,275.7	$ 245.4	$ 11.0	$ 2,532.1
Intersegment		261.7	1.0	262.7
Total net sales	$ 2,275.7	$ 507.1	$ 12.0	$ 2,794.8
Operating income	$ 498.5	$ 203.7	$ 0.4	$ 702.6
Assets (at end of period)	$ 3,832.0	$ 891.5	$ 33.1	$ 4,756.6
Goodwill (at end of period)	$ 2,039.0	$ 442.6		$ 2,481.6
Depreciation and amortization	$ 78.7	$ 29.8	$ 0.5	$ 109.0

Six month period ended June 30, 2004:
Net sales:
To unaffiliated customers	$ 1,977.3	$ 240.8	$ 10.7	$ 2,228.8
Intersegment	-	189.7	1.1	190.8
Total net sales	$ 1,977.3	$ 430.5	$ 11.8	$ 2,419.6
Operating income (loss)**	$ (169.1)	$ 161.2	$ 0.9	$ (7.0)

*    Active Pharmaceutical Ingredients

** Operating income for the six months ended June 30, 2004 of the pharmaceutical segment, included an amount of $596.6 million relating to acquisition of research and development in process and impairment expenses in the amount of $30 million.

_8_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Total operating income (loss) of reportable Segments	$ 337.3	$ 337.6	$ 702.2	$ (7.9)
Other	0.2	0.5	0.4	0.9
Amounts not allocated to segments:
Profits not yet realized	(6.8)	(21.5)	(23.3)	(35.0)
General and administration expenses	(21.4)	(17.5)	(38.5)	(29.7)
Other expenses	(0.7)	(2.0)	(1.3)	(3.6)
Financial income (expenses) - net	(0.9)	1.8	(1.3)	0.5
Consolidated income (loss) before income taxes	$ 307.7	$ 298.9	$ 638.2	$ (74.8)

June 30, 2005
Assets (at end of period):
Total assets of reportable segments	$ 4,723.5
Total goodwill of reportable segments	2,481.6
Other assets	33.1
Elimination of intersegment balances	(28.4)
Elimination of unrealized income	(118.5)
Assets not allocated to segments:
Current assets	1,565.0
Investments and other assets	722.1
Property, plant and equipment, net	38.9
Debt issuance costs	18.7
Consolidated assets (at end of period)	$ 9,436.0

_9_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 11 - Commitments and contingencies

In addition to the matters set out below reference should be made to Note 8(b) - Contingent Liabilities - as detailed in the consolidated financial statements included in Teva's Annual Report on Form 20-F for the year ended December 31, 2004.

Teva and its subsidiaries are from time to time subject to claims arising in the ordinary course of their business, including product liability claims. In addition, as described below, as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it has been made a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management`s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva`s accounts for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

Teva from time to time seeks to develop generic products for sale prior to patent expiration in various territories.  In the United States, to obtain generic approval for a product prior to the expiration of the originator`s patent or patents, Teva must challenge the patent or patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003.  To the extent that it seeks to utilize such patent challenge procedures, Teva is involved and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator`s patent.  Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents.  Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending.  This could be before any court decision is rendered or while an appeal of a lower court decision is pending.  To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.  Although the underlying generic industry legislation is different in Canada, Europe and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount of the damages would be related to the sales of the patentee`s product.

Teva`s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

Product Liability Matters

Teva USA is a manufacturer of Adipex-P brand phentermine hydrochloride, and has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as "fen-phen." Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as "Chorigon Ampoules 5000 Units." The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

_10_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. filed an action in the U.S. District Court for the Southern District of New York, alleging that the filling of Teva USA`s ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents for OxyContin®. Subsequently on April 3, 2003, Purdue sued Teva USA on its 10, 20 and 40 mg tablet products. On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva USA`s case. On June 7, 2005, the U.S. Court of Appeals for the Federal Circuit affirmed the January 5th decision.  Purdue has moved for rehearing and en banc review. On June 25, 2004, Teva USA`s motion for summary judgment was granted on the ground that collateral estoppel applied to the inequitable conduct finding in the Endo case. On March 31, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court`s decision in the Endo case. The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million. Were Purdue to be successful on its appeal and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

On September 12, 2002, Teva obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of hydrocodone bitartrate and ibuprofen. The District Court ruled that the U.S. patent was invalid as obvious. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court`s ruling, remanding the case for further proceedings on the issues of infringement, validity and unenforceability. Trial has been scheduled for November 14, 2005. The patent expired on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Teva had launched its product, hydrocodone bitartrate and ibuprofen tablets, 7.5mg/200mg, in April 2003. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $108 million. Were Knoll ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages.

In September 2002, Sicor launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation  patent. Trial is scheduled for June 12, 2006. Annual sales of the branded product in the U.S. prior to Sicor`s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful on its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product.

In May 2003, Teva USA commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets. Teva USA had previously obtained summary judgment of non-infringement as to the one patent at issue, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma`s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order.  On January 4, 2005, the District Court granted Schwarz Pharma`s motion for summary judgment of infringement and also held that the patent was valid and enforceable in light of the trial decision in the related case involving Teva`s ANDA for quinapril hydrochloride tablets, Warner-Lambert Company v. Teva Pharmaceuticals USA.  On March 31, 2005, the Court granted Teva`s motion to stay further proceedings pending Teva`s appeal to the U.S. Court of Appeals for the Federal Circuit in Teva`s related quinapril hydrochloride case .  Teva's appeal was argued on April 8, 2005. Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages. An appropriate provision for this matter has been included in the accounts.

In September and November 2004, Teva USA commenced sales of Impax Laboratories` 20 and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic equivalent of Prilosec®, marketed by AstraZeneca. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million for the twelve months ended June 2004. In addition to Teva, there are several other generic manufacturers currently selling the generic version of this product in the United States. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. AstraZeneca previously commenced a patent infringement litigation against Impax relating to its omeprazole capsules and also sued Teva following its launch of the omeprazole capsules. Were AstraZeneca ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages related to a portion of the sales of Impax`s omeprazole capsules and be enjoined from selling that product.

In June 2005, Teva USA commenced sales of its 250 mg and 500 mg clarithromycin tablets, which are the AB-rated generic equivalent of Biaxin® tablets, marketed by Abbott Laboratories.  Biaxin® had sales of about $200 million for the twelve months ended March 2005.  In addition to Teva, there are several other generic manufacturers currently selling the generic version of this product in the United States.  Teva is currently involved in litigation in the Northern District of Illinois, in which Abbott has asserted that Teva's clarithromycin product infringes Abbott's patents.  Were Abbott ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling the product.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic version of Pfizer`s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. On October 13, 2004, the District Court denied Pfizer`s motion for a preliminary injunction against Alpharma, holding that Pfizer failed to meet its burden to prove both a likelihood of success on the merits and irreparable harm. No trial has been scheduled. Were Pfizer ultimately to be successful on its allegation of patent infringement, Teva USA could be required to pay damages and be enjoined from selling that product. Pfizer`s launch of generic versions of Neurontin® through its Greenstone affiliate and its promotion of the product prior to generic entry, among other factors, may be relevant to the damages estimation. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva USA may also be required to pay damages related to a portion of the sales of Alpharma`s gabapentin products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies ("Rhodes/Napp") filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva`s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva`s API plant. These additional conditions, some of which were effective immediately and some of which will take effect commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys` fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan in two state court cases a case pending in state court in San Joaquin County, California that were brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA.

On February 25, 2003, two motions requesting permission to institute a class action were filed in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claims seek to proceed with a class action for damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In Quebec, a class action cannot be instituted without court approval, and Novopharm intends to contest the authorization of both as class actions. An authorization hearing is currently scheduled for September 2005.

Sicor is a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs as well as several actions filed by state attorneys general and one by the federal government alleging that the respective patients and the state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The litigation has been largely consolidated in federal court in Boston. Sicor is one of many defendants in each of these cases including many of the largest generic and brand name drug manufacturers alleging the same claims of fraud. In early 2004, the court dismissed all but one count in the consolidated class action complaint and discovery ensued for all parties. Sicor continues to pursue its defenses vigorously. Teva USA has also been named in some related matters, which are still at a preliminary stage. An appropriate provision for certain of these matters has been included in the accounts.

_12_

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 12 - Impairment of Purinethol®

product rights:

During the first quarter of 2004, a generic competition to the Purinethol® product that was received from GlaxoSmithKline in June 2003 entered the market. In accordance with FAS 144, "Accounting for impairment or disposal of long lived assets", an analysis for potential impairment was performed by the Company, resulting in an impairment charge of $30 million.

NOTE 13 - Distribution of stock dividend:

In June 2004, the Company distributed a 100% stock dividend to all holders of ordinary shares. All shares, option and Convertible Senior Debentures information in the consolidated financial statements has been retroactively restated to reflect the effect of this distribution as if it had occurred at the beginning of the earliest period presented.

_13_

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva`s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition of Ivax Corporation will be consummated and the terms of any conditions imposed in connection with such closing, the terms and conditions of the financing utilized by Teva for the Ivax acquisition, Teva's ability to rapidly integrate Ivax's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic version of Neurontin®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended June 30, 2005 to
Three Months Ended June 30, 2004

General

Teva's net sales for the second quarter of 2005 reached $1.23 billion and grew by 4% over the comparable quarter.  Net income for the second quarter of 2005 reached $241 million and increased by 5% over the comparable quarter. Cash flow from operations reached $423 million, compared to $246 million in the comparable quarter.

The main factors affecting the second quarter of 2005 as compared to the second quarter of 2004 were:

●           The limited number of launch opportunities in the U.S. generic marketplace in 2005.  This anticipated small number of new products could not offset price and volume reductions caused by the entrance of new competition on two major products - Gabapentin and Oxycodone.  These factors were particularly challenging in light of the comparison figures in the strong second quarter of 2004.

●           European generic sales reached an all-time high with increased sales in every major European market in which we operate, driven by new products that were launched since the comparable quarter of 2004.

●           Global in-market sales of Copaxone® grew by 29% and again achieved the highest rate of growth in dollar terms, in the MS market, compared to the comparable quarter.

●           The gross profit margin reached 47.4%, benefiting from higher Copaxone® sales -- both absolutely and in proportion to total sales -- and improved margins in Europe and in the API business.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

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Actual (GAAP) Results	Percentage of Sales Three Months Ended June 30		Period to Period Percentage
	2005	2004	Change
Net Sales	100.0%	100.0%	4.3%
Gross Profit	47.4%	47.0%	5.2%
Research and Development Expenses:
Total expenses	7.6%	7.8%	2.1%
Less participations & grants	0.2%	0.4%	(33.3%)
R&D Expenses - net	7.4%	7.4%	3.8%
Selling, General and Administrative
Expenses	14.9%	14.4%	8.1%
Operating Income	25.1%	25.3%	3.9%
Financial Income (Expenses) - net	(0.1%)	0.2%	NA
Income Before Income Taxes	25.1%	25.4%	2.9%
Net Income	19.7%	19.5%	5.1%

Sales - General

Consolidated sales for the three months ended June 30, 2005 were $1,227 million, an increase of 4% over the comparable quarter of 2004.  This reflects higher sales in all major operations except for U.S. generic operations, which were impacted by the small number of new product launches as well as by increased competition in several of Teva's leading generic products.

    Sales by Geographical Areas

	U.S. Dollars In Millions Second Quarter,
	2005	2004	% Change	% of Total
North America	703.1	751.6	-6.5%	57.3%
Europe	381.6	310.9	22.7%	31.1%
Rest of the World	142.5	113.9	25.1%	11.6%
Total	1,227.2	1,176.4	4.3%	100%

Sales by Business Segments

	U.S. Dollars In Millions Second Quarter,
	2005	2004	% Change	% of Total
Pharmaceuticals	1,094.0	1,049.0	4.3%	89.1%
A.P.I. *	127.4	121.9	4.5%	10.4%
Other	5.8	5.5	5.5%	0.5%
Total	1,227.2	1,176.4	4.3%	100%

*Third party sales only.

_15_

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the three months ended June 30, 2005 were $1,094 million, comprising approximately 89% of Teva`s total revenue and representing an increase of 4% over the second quarter of 2004. The following table shows the geographic breakdown of these sales:

    Pharmaceutical Sales

	U.S. Dollars In Millions Second Quarter,
	2005	2004	% Change	% of Total
North America	624.1	676.2	-7.7%	57.1%
Europe	349.5	273.6	27.7%	31.9%
Rest of the World	120.4	99.2	21.4%	11.0%
Total	1,094.0	1,049.0	4.3%	100%

North America

Pharmaceutical sales in North America for the three months ended June 30, 2005 were $624 million, a decrease of 8% over the comparable quarter of 2004.  The lower U.S. generic sales were partially offset by higher U.S. sales of Copaxone® and higher sales in the Canadian market.  The decrease in U.S. generics was primarily attributable to the small number of new product launches reflecting the limited number of launch opportunities (including the delay in the launch of Clarithromycin), the price and volume impact caused by the entrance of new competition on two major products - Gabapentin and Oxycodone - and challenging comparison figures in the strong second quarter of 2004, which included sales of Oxycodone and Carboplatin.  The $7 million generated by the launch of new products during the quarter only marginally offset the combined impact of price and volume declines.  While there were over 20 products sold in the second quarter of 2005 that were not sold in the comparable quarter of 2004, the combined sales of these products could only partially mitigate the sales erosion of Gabapentin and Oxycodone in the second quarter of 2005.

Generic pharmaceutical sales in Canada increased 29% over last year, driven primarily by the launch of Alendronate and continued strong sales of Gabapentin and Pravastatin.  Teva continued to increase its share of the Canadian generic market.

According to IMS data, during the quarter ended June 30, 2005, Teva`s U.S. subsidiary maintained its leadership position among all generic pharmaceutical companies, in terms of both new, as well as total, retail prescriptions.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the second quarter of 2005 and through the date of this report:

Generic Product Name	Approval Date	Innovator Product Brand Name
Metformin ER (750mg)	4/05	Glucophage® XR
Clozapine tablets (25 and 100mg)	4/05	Clozaril®
Fenofibrate Tabs	5/05	Tricor ®
Clarithromycin ER Tabs	5/05	Biaxin ®XL
Ethinyl estradiol/Norethindrone Acetate & Ferrous Fumarate	5/05	Loestrin®FE
Clarithromycin Tabs	5/05	Biaxin ®
Metronidazole Vag Gel	5/05	Metrogel®
*Zolpidem Tartrate Tabs	5/05	Ambien®
Mirtazapine ODT	6/05	Remeron SolTab®
*Glimepiride Tabs	6/05	Amaryl®
*Tramadol/Acetaminophen Tabs	7/05	Ultracet®
*Fexofenadine Tabs	7/05	Allegra®

* Tentative approval.

_16_

As of July 25, 2005, 140 product applications, some significant, were awaiting FDA approval.  These include 28 applications for which tentative FDA approval has already been granted.  Collectively, the products covered by these 140 applications have corresponding annual U.S. branded sales of approximately $89 billion.  Of these 140 applications, 76 were submitted pursuant to a Paragraph IV procedure.  Teva believes it is first-to-file on 37 of these applications, with annual U.S. branded sales of approximately $26 billion.  To the extent that Teva was the first to file such Paragraph IV certifications, it may be eligible for up to 180 days of marketing exclusivity.

So called "authorized generics" have been introduced into the U.S. market by or through brand companies during the Hatch-Waxman Act exclusivity periods of certain Paragraph IV first to file products.  Teva continues to believe that when a brand company is allowed to launch a branded product with a generic label during a generic first filer`s exclusivity period, it undermines the intent of the Hatch-Waxman Act, and denies the generic first filer, as well as ultimately the American consumer, the full benefits envisioned by Congress.  Having lost in its court challenges of the practice of the introduction of "authorized generics", Teva recognizes that "authorized generics" are, at least for the time being, part of the competitive landscape for generic drugs in the U.S. and Teva may, therefore, avail itself from time to time of an "authorized generic" opportunity.

Europe

Teva's pharmaceutical sales in Europe were $349 million in the quarter ended June 30, 2005, an increase of approximately 28% over the second quarter of 2004. This was attributable to sales of new products not sold in the comparable quarter, including Alendronate, Lamotrigine and Paclitaxel in the UK; Omeprazole and Simvastatin in France; and Atorvastatin and Ramipril in Hungary.  Higher Copaxone® sales and favorable currency trends, which contributed about one fifth to European pharmaceutical sales growth in dollar terms, together with sales by Dorom, the Italian company acquired from Pfizer in December 2004, also contributed to this increase.

Rest of the World

Sales in  rest of the world regions were strong this quarter with an increase of 21% in Latin America, Asia, CIS and Africa, including higher Copaxone® sales.

Principal among the rest of the world sales were Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales this quarter, and totaled $70 million, an increase of 14%, including the positive impact of currency revaluation,  compared to the second quarter of 2004.

Innovative Products

During the second quarter of 2005, global in-market sales of Copaxone®, Teva`s leading drug, totaled $291 million, an increase of 29% over the comparable quarter of 2004.  The global in-market sales increase represents the highest rate of growth in dollar terms in the global MS market.  In-market sales grew in the United States by 29% to $193 million, which reflected mainly increased sales volume as well as the impact of a 10% quarter over quarter price increase in the U.S.  U.S. sales presently account for 66% of global Copaxone® sales, the same as in the comparable quarter of 2004.  According to IMS data, in the second quarter of 2005, Copaxone® further augmented its position as the U.S. market leader in both new and total prescriptions, reaching a total prescription share of 32.7% in June 2005 and Copaxone®'s growth rate in prescriptions was, once again, higher than the growth rate of the overall U.S. multiple sclerosis (MS) market.  In-market sales of Copaxone® outside of the U.S., principally in Europe, grew by 28% to $97 million.

Three new studies published this quarter continue to provide data supporting Copaxone®`s long-term efficacy:  Results from an ongoing, four-year extension of a study originally published in the European Journal of Neurology presented at the European Neurological Society Meeting in Vienna, showed that Copaxone®, as compared to interferon therapies, provided the greatest reduction in long-term relapse rates in patients with RRMS.  Two other studies presented at the European Neurological Society Meeting emphasized the key clinical and MRI effects of Copaxone® for RRMS, highlighting the benefits of starting Copaxone® early in order to slow long-term disability.

Azilect®, for the treatment of Parkinson`s disease, was launched in the UK in June, following its introduction into the Israeli market in March, and is on track to be launched progressively in other European countries later this year.  In the U.S., on August 5, 2005, Teva received a letter from the FDA regarding its NDA for Agilect®.  While the letter reiterates the FDA`s position that the application is approvable, there remain a number of issues that Teva believed it had resolved with its submissions, but as to which the FDA continues to have concerns.  The FDA has indicated its interest in a follow-up meeting to discuss issues raised in the letter.  Teva intends to meet promptly with the FDA and to work closely with the agency to resolve these issues.

_17_

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 12% over the comparable period, to a total of $253 million.  API sales to third parties were approximately $127 million, 5% more than the same period last year, and represented 10% of Teva`s consolidated sales for the quarter.  Of the 200 products that the API division is currently offering to the market, about one third are API for finished products that have not yet been launched.

Gross Profit

The gross profit margin for the quarter reached 47.4%, compared with 47.0% in the comparable quarter of 2004, and compared to an average of 46.7% for of all of 2004. The change in the relative weight of sales among the different businesses impacted gross margins, in addition to quarter to quarter positive variations in some businesses gross margins.  Primarily, the margin benefited from higher Copaxone® sales and improved margins in Europe and in the API business.  European generics gross margins are, on the average, lower than those in the U.S.  We continue to expect gross profit margins within the range we have indicated in the past of 45-48%.

Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended June 30, 2005 amounted to $93 million, an increase of approximately 2% as compared to the same period last year representing both an increase in generic and innovative R&D spending.  Net R&D (after third party participations) grew at a rate of 4% reaching $91 million, due to a lower rate of participation from our strategic partners and Israel's Chief Scientist.  Teva expects its gross R&D expenses to generally increase at a level comparable to its increase in net sales.

On June 28, 2005, Teva and Active Biotech AB announced the submission of an investigational new drug application (IND) to the FDA to initiate a clinical trial in the U.S. with laquinimod to assess drug-drug interaction. Based on the results of this study and of the ongoing phase IIb study in Europe, the phase III clinical program to confirm the efficacy and safety of laquinimod in relapsing forms of MS, is planned to start in 2006.  This IND filing is an important step towards the initiation of pivotal studies with laquinimod which, along with Teva's development of an oral form of Copaxone®, enhance the likelihood that Teva will be the first to market an oral treatment for MS.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 8% in the second quarter of 2005 over the comparable period of 2004.  However, in absolute terms, SG&A expenses were in line with those of more recent quarters.   Part of the increase is due to costs associated with the launch of Azilect®.  SG&A, as a percentage of sales, reached 14.9% this quarter, higher than the average in recent quarters and higher than the 14.4% in the second quarter of 2004, reflecting the relatively low short-term flexibility in correlating SG&A to decreasing sales.

Financial Income (Expenses)

Teva recorded a financial expense this quarter of $1 million.  This is similar to the first quarter of 2005, but in contrast with the last three sequential quarters of 2004, when Teva recorded financial income.   These variations reflect mainly currency movements, as well as varying yields on varying cash balances, and as such, change from quarter to quarter.

Tax Rate

The rate of tax for the second quarter of 2005 was 21.5% as compared to 23.0% in the second quarter of 2004. This reflects both a different mix of income sources and slightly lower rates of tax in certain countries, including Israel.  The rate of tax this quarter reflects management's estimate of Teva's approximate annual tax rate for 2005.

Net Income

Net income for the quarter ended June 30, 2005 totaled $241 million, or $0.36 per share fully diluted, an increase over the comparable quarter of 2004 net income and EPS of 5% and 6%, respectively.  Net income as a percentage of sales was 19.7% in the second quarter of 2005, as compared to 19.5% in the comparable quarter of 2004.

_18_

Fully diluted EPS for the second quarter of 2004 has been restated to reflect the potential dilution of Convertible Senior Debentures due 2024, pursuant to the adoption of EITF No. 04-8, which requires that the shares issuable upon conversion of such debentures be included in the computation of diluted EPS, regardless of the contingent features included in the instrument.

During the quarter, Teva repurchased 4.1 million shares for a total of $129 million.  For the second quarter of 2005, the share count for the fully diluted EPS calculation was 678 million shares and for the market capitalization, 644 million shares.

Quarter and Subsequent Events

Ivax Acquisition

On July 25, 2005, Teva and Ivax Corporation (AMEX: IVX) signed a definitive agreement providing for the acquisition of Ivax by Teva.  The transaction has a total indicated purchase price of approximately $ 7.4 billion.  Under the terms of the agreement, shares of Ivax common stock will, at the election of the shareholder, be converted into either $26 in cash or 0.8471 Teva ADRs, subject to proration such that no more than one-half of such elections are for cash and no more than half are for Teva ADRs.  As a result of the transaction, it is expected that Ivax shareholders will own approximately 15% of Teva on a fully-diluted basis. The cash portion of the consideration will initially be funded using a combination of Teva`s cash on hand and committed credit facilities.

The transaction will be submitted for approval by the shareholders of both Ivax and Teva and is subject to antitrust notification and clearance statutes in the U.S., Europe, and certain other countries, as well as other customary conditions.  Dr. Phillip Frost, Ivax's Chairman and CEO, and other management shareholders of Ivax, holding an aggregate of approximately 19% of the outstanding shares of common stock of Ivax, have agreed to vote their shares in favor of the transaction. The transaction is designed to qualify as a tax-free reorganization under U.S. tax laws. The transaction is expected to close in late 2005 or early 2006.

Shareholders` Meeting

At our annual meeting of shareholders held on July 27, 2005, our shareholders approved all of the proposals on the agenda.  These included: (1) receipt and discussion of the Company's consolidated balance sheet and the consolidated statements of income for the year ended December 31, 2004; (2) approval of the cash dividends paid for 2004 aggregating NIS 0.975 (approximately $0.22) per ordinary share; (3) the appointment of Dr. Leora (Rubin) Meridor as a Statutory Independent director for an additional three years; (4) the election of the directors Eli Hurvitz, Ruth Cheshin, Prof. Michael Sela and Harold Snyder to serve as directors for an additional three years; (5)  approval of the purchase of  directors' and officers' liability insurance; (6) approval of the Company's 2005 Omnibus Long-Term Share Incentive Plan; (7) the amendment of certain provisions of  the Company's Articles of Association relating to indemnification of  directors and  officers  to conform to recent changes in Israeli law; (8) the amendment of the Company's Articles of Association to increase the registered share capital of the Company by an additional 500 million ordinary shares, to a total of 1,500 million; and (9) the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. as the Company's independent registered public accounting firm for the year ending December 31, 2005.

Clarithromycin

On June 3, 2005, the U.S. District Court for the Northern District of Illinois granted Abbott Laboratories' motion for a preliminary injunction related to Teva`s generic Clarithromycin Extended Release Tablets pending a trial on the merits or further court order. The injunction is based on Abbott's enforcement of one extended release formulation patent that Teva has asserted is invalid. Teva has expedited its appeal of the preliminary injunction order to the United States Court of Appeals for the Federal Circuit.  Due to the postponement of the commercial launch of Clarithromycin Extended Release Tablets, Teva announced that its earnings per share for the quarter ended June 30, 2005 would be reduced by approximately 4 cents.

Pravastatin

On July 6, 2005, Teva received a letter from the FDA concerning the 180-day exclusivity period applicable to its ANDA for generic Pravastatin Sodium Tablets 10 mg., 20 mg., and 40 mg., the generic equivalents of Pravachol®. The FDA decided that any 180-day exclusivity period arising from U.S. Patents Nos. 5,030,447, 5,180,589, and 5,622,985 began to run on August 22, 2004, the date the order dismissing a declaratory judgment action suit by Apotex Inc. against Bristol-Myers Squibb Co. became final. This decision is based upon the FDA`s interpretation of prior case law.

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Teva believes that there are significant distinctions between the facts surrounding the Pravastatin dismissal and the prior case law and, accordingly, on July 26, 2005 filed a lawsuit against the FDA seeking an immediate reversal of the FDA determination. A hearing was scheduled with the Court for September 26th to address Teva's request for an injunction prohibiting the FDA from approving other ANDAs during Teva's exclusivity period.   As the first applicant to file an ANDA under Paragraph IV of Hatch-Waxman Act, Teva continues to believe that it is entitled to 180 days of marketing exclusivity for generic Pravastatin Sodium Tablets 10 mg., 20 mg., and 40 mg.

Valrocimide

The Collaboration Agreement between Teva and Acorda Therapeutics, Inc. for the development of Valrocimide was  terminated by mutual agreement of the parties as of June 27, 2005.

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Comparison of Six Months Ended June 30, 2005 to
Six Months Ended June 30, 2004

General

The first six months of 2005 were comprised of two distinctly different quarters:  in the first quarter Teva continued to experience the general growth trends of 2004, while in the second quarter, as is described above, Teva experienced minimal growth mainly due to the comparative decrease in U.S. generic sales.  Nevertheless, the description of the six month results below should be read together with the description of the second quarter  2005 results above.

One-time Items included in the First Half of 2004

Teva recorded one-time charges aggregating $641 million (before taxes) during the first quarter of 2004, principally from an in-process R&D write off recorded in connection with the Sicor acquisition. As a result of these one-time charges, Teva reported a loss for the first quarter of 2004 of $428 million. Without these various one-time charges, Teva`s adjusted net income would have been $205 million.

The one-time items consisted of:

●        $584 million of in process R&D write offs in connection with the Sicor acquisition;

●        $13 million of in process R&D write offs relating to two collaboration agreements;

●        $14 million in a one-time step up of Sicor`s inventory at its acquisition date. This one-time step up was fully absorbed in the first quarter as an increase to costs of goods sold; and

●        $30 million charge reflecting the partial impairment of the Purinethol® product rights that were received from GlaxoSmithKline in June 2003.

Teva believes that excluding these one-time items from its results of operations represents a better indicator of the underlying trends in its business. The results, after these exclusions are the primary results used by management and Teva`s board of directors to evaluate the operational performance of the Company, to compare against the Company`s work plans and budgets, and ultimately to evaluate the performance of management. Accordingly, unless otherwise indicated, the analysis that follows speaks to the adjusted numbers, i.e. those before taking into account these one-time charges. For a detailed reconciliation of net income and EPS to the adjusted numbers, see the table below entitled "Reconciliation between reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share."(see page 24)

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

Actual (GAAP) Results	Percentage of Sales Six Months Ended June 30		Period to Period Percentage
	2005	2004	Change
Net Sales	100.0%	100.0%	13.6%
Gross Profit	46.8%	46.4%	14.7%
Research and Development Expenses:
Total expenses	7.3%	7.3%	12.7%
Less participations & grants	0.2%	0.4%	(33.3)%
R&D Expenses - net	7.1%	6.9%	15.1%
Selling, General and Administrative
Expenses	14.5%	14.7%	12.3%
Operating Income (loss)	25.3%	(3.4%)	NA
Financial Income (Expenses)- net	(0.1)%	0.0%	NA
Income (loss) Before Income Taxes	25.2%	(3.4%)	NA
Net Income (loss)	19.8%	(8.9%)	NA

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Adjusted Results

Gross Profit	46.8%	47.0%	13.2%
Operating Income	25.3%	25.3%	13.1%
Income Before Income Taxes	25.2%	25.3%	12.8%
Net Income	19.8%	19.5%	15.2%

Sales - General

Consolidated sales for the six months ended June 30, 2005 were $2,532 million, an increase of 14% over the comparable period of 2004, driven mainly by organic growth, as Sicor was acquired on January 23, 2004, and is therefore almost completely included in the comparable period.

    Sales by Geographical Areas

	U.S. Dollars In Millions First Half,
	2005	2004	% Change	% of Total
North America	1,491.7	1,417.6	5.2%	58.9%
Europe	749.0	577.1	29.8%	29.6%
Rest of the World	291.4	234.1	24.5%	11.5%
Total	2,532.1	2,228.8	13.6%	100%

Sales by Business Segments

	U.S. Dollars In Millions First Half,
	2005	2004	% Change	% of Total
Pharmaceuticals	2,275.7	1,977.3	15.1%	89.9%
A.P.I. *	245.4	240.8	1.9%	9.7%
Other	11.0	10.7	2.8%	0.4%
Total	2,532.1	2,228.8	13.6%	100%

*Third party sales only.

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the six months ended June 30, 2005 were $2,276 million, comprising approximately 90% of Teva`s total revenue and representing an increase of 15% over the same period of last year. The following table shows the geographic breakdown of these sales.

    Pharmaceutical Sales

	U.S. Dollars In Millions First Half,
	2005	2004	% Change	% of Total
North America	1,354.0	1,270.4	6.6%	59.5%
Europe	675.8	505.0	33.8%	29.7%
Rest of the World	245.9	201.9	21.8%	10.8%
Total	2,275.7	1,977.3	15.1%	100%

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North America

Pharmaceutical sales in North America for the six months ended June 30, 2005 reached $1,354 million, an increase of 7% over the comparable period of 2004. This increase was attributable primarily to continued strong sales of Copaxone® as well as increased sales in the Canadian market.

Europe

Teva's pharmaceutical sales in Europe were $676 million in the six months ended June 30, 2005, an increase of 34% over the first six months of 2004. In Euro terms, sales increased between the relevant periods by 29%, predominantly due to the sale of new products as well as higher sales of Copaxone®.

Rest of the World

Pharmaceutical sales in Teva`s rest of world regions increased by 22% from the comparable period.

Principal among the rest of the world sales were Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales in the period ended June 30, 2005, and totaled $146 million, an increase of 13% compared to the comparable period of 2004, including the effect of the NIS revaluation.

Copaxone®

During the first six month period of 2005, global in-market sales of Copaxone® totaled $547 million, an increase of 26% over the comparable period of 2004.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 18% over the comparable period, to a total of $507 million.  API sales to third parties were approximately $245 million, 2% more than in the same period last year, and represented 10 % of Teva`s consolidated sales for the period.

Gross Profit

The gross profit margin for the first six months reached 46.8%, consistent with the 47.0% level achieved in the comparable period of 2004.

Research and Development (R&D) Expenses

Gross R&D expenses during the six month period ended June 30, 2005 amounted to $184 million, an increase of approximately 13% as compared to the same period last year. Gross R&D as a percentage of sales reached 7.3% during the six months ended June 30, 2005, identical to the 7.3% in the comparable period of 2004.

Net R&D expenses, which amounted to $179 million in the first six months of 2005, were 15% higher than during the comparable period of 2004.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 12% over those of the comparable period.  SG&A as a percentage of sales were 14.5% compared to 14.7% in the comparable period of 2004.

Financial Income (Expenses)

Net financial expenses in the six month period ended June 30, 2005 reached $1.3 million, compared with net financial income of $0.5 million in the same period last year.

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Tax Rate

The rate of tax for the six month period ended June 30, 2005 was 21.5% as compared to 23.0% in the comparable period and 21.7% for all of 2004.

Net Income

Net income for the six months ended June 30, 2005 totaled $500 million, or $0.74 per share fully diluted, an increase over the comparable period of 2004 of 15% and 16%, respectively.  Net income as a percentage of sales was 19.8% in the six months ended June 30, 2005, as compared to 19.5% in the comparable period of 2004.

Reconciliation between reported GAAP Income (Loss) and Earnings (Loss) per ADR to Adjusted Income and Earnings per ADR

U.S. Dollars in Millions, except per ADR data
	Six Months Ended June 30,
	2005	2004

Reported Net Income (Loss)	500	(199)
Purchase accounting adjustments:
In-process R& D		584
Acquired Inventory step-up		14
In-process R&D Acquired - other		13
Impairment of Product Rights		30
Tax applicable		(8)

Adjusted Net Income	500	434

Reported Diluted Earnings (Loss) per ADR (US Dollars)	0.74	(0.33)

Adjusted Diluted Earnings per ADR (US Dollars)	0.74	*0.64

* Restated to reflect the potential dilution of Convertible Senior Debentures due 2024, pursuant to the adoption of EITF No. 04-8.

Critical Accounting Policies

The preparation of Teva`s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva`s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management`s subjective judgments are described in Teva's Annual Report on Form 20-F for the year ended December 31, 2004. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories and valuation and impairment of goodwill and other intangible assets. Please refer to Note 1 to Teva`s consolidated financial statements included in Teva's Annual Report on Form 20-F for the year ended December 31, 2004 for a summary of all of Teva`s significant accounting policies.

Impact of Currency Fluctuations and Inflation

Because Teva`s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies - mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint - affect Teva`s results.  During the second quarter of 2005, the Euro/U.S. Dollar exchange rate was 4% higher than the exchange rate in the comparable quarter of 2004 (average compared with average).  The exchange rates against the U.S. Dollar for each of the following currencies increased relative to the exchange rates in the comparable quarter (again average compared with average), respectively:  Hungarian Forint -- 5%; Pound Sterling -- 3%; and the Canadian Dollar -- 8%.

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While the U.S.$ value of sales in Europe benefited by the revalued Euro, the impact on net income was mitigated by the fact that costs in Europe increased correspondingly in dollar terms as well as the costs of European raw materials purchased by Teva's non-European businesses. Likewise, in Canada, sales, as well as net income (though to a smaller extent) benefited by the strengthening of the local currency.

In Israel, the dollar value of local sales increased by the revaluation of the NIS by 3% between the comparable quarters.  However, as Teva`s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income.  As a result, the net impact of the NIS revaluation on Teva`s bottom line was negative.

Overall, the currencies' movements had the net effect of increasing sales by approximately $25 million in the second quarter of 2005 as compared with the second quarter of 2004 with a minimal positive impact on net income.

Liquidity and Capital Resources

On June 30, 2005, Teva`s working capital was $2.2 billion, compared to $2.0 billion as of December 31, 2004.  Cash flow from operations during the second quarter of 2005 amounted to $423 million compared with $246 million in the second quarter of 2004.  Since cash flow in the second quarter of 2005 reflected higher sales in the US in the previous quarters, cash flow from operations equivalent to approximately one-half of the cash flow for the first six months of 2005 of $726 million represents a more sustainable quarterly level.

Inventories decreased during the quarter ended June 30, 2005 on a sequential basis by $41 million and trade receivables decreased by $93 million. The ratio of days sales in inventory was slightly higher compared to March 31, 2005 (168 compared with 162 days in March), but significantly lower than the ratio for June 30, 2004 of 186 days.

Days sales outstanding (receivables) increased from March 2005 to June 2005 from 65 days to 67 days. Days sales outstanding have been calculated after netting out the sales reserves and allowances ("SR&A") from the receivables. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under "accounts payable and accruals", in order to facilitate a more meaningful comparison with some of its peers, who record receivables net of these reserves, Teva has used the net figure.

Sales reserve and allowances increased during the second quarter of 2005 from $652 million on March 31, 2005, to $689 million on June 30, 2005, mainly as a result of price adjustments in the U.S. mentioned above.  Chargeback reserves are estimated based on gross sales in the period to wholesalers compared to estimated contract prices to the Company`s indirect and wholesaler contract customers.  Historical selling prices are used for the estimates with additional consideration given to current and expected price competition where appropriate.  As selling price declines, the liability for chargebacks increases.

Investment in property, plant and equipment in the second quarter of 2005 amounted to $66 million, compared to $73 million in the comparable quarter last year.   Depreciation and amortization amounted to $56 million in the second quarter of 2005, as compared to $52 million in the comparable quarter of 2004.

Shareholders equity reached $5.3 billion at June 30, 2005, similar to the level of March 31, 2005, but $79 million less than December 31, 2004.  This decrease resulted from the combined effect of the share repurchase program, dividends paid and negative balance sheet translation differences recorded in the first half of 2005, offset mainly by the net income for the first half of 2005.

During the second quarter of 2005, the Company spent an additional $129 million to repurchase 4.1 million of Teva`s shares pursuant to an authorization by Teva`s board of directors to repurchase Teva securities in an amount valued at up to an aggregate of $600 million of Teva`s securities.

Teva`s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.  Teva`s cash is invested in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates.  As mentioned above, subsequent to June 30, 2005, Teva and IVAX jointly announced that they have signed a definitive agreement providing for the acquisition of IVAX by Teva.  The cash portion of the consideration will initially be funded using a combination of cash on hand and third party financing.  Teva continues to constantly review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights.  To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

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Share Repurchases

Set forth below is a summary of the shares repurchased by the Company during the quarter and the approximate dollar value of securities that may yet be purchased under the Company`s repurchase plan:

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (1)
April 2005	3,479,077	$ 31.86	18,646,684	$ 34.5 million
May 2005	452,500	$ 31.06	19,099,184	$ 20.5 million
June 2005	126,850	$ 32.25	19,226,034	$ 16.0 million
Total	4,058,427	$ 31.78

(1) Remaining amount available for repurchase under the Company`s repurchase authorization that was approved by the Board of Directors in December 2004, after taking into account $25 million of Convertible Senior Debentures that have been purchased under the plan as well.

Material Changes in Contractual Obligations

During the quarter ended June 30, 2005, other than the definitive agreement for the acquisition of Ivax, there were no material changes outside the ordinary course of Teva's business in the specified contractual obligations included in the table of contractual obligations in Teva's annual report on Form 20-F for the year ended December 31, 2004.

Quantitative and Qualitative Disclosures about Market Risk

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the "Quantitative and Qualitative Disclosures about Market Risk" section (Item 11) in Teva`s Annual Report on Form 20-F for the year ended December 31, 2004.

LEGAL PROCEEDINGS

Reference is made to the "Legal Proceedings" section in Teva`s Annual Report on Form 20-F for the year ended December 31, 2004 and Teva`s Report on Form 6-K for the quarter ended March 31, 2005.

On September 14, 2001, Purdue Pharma L.P. filed an action in the U.S. District Court for the Southern District of New York, alleging that the filling of Teva USA`s ANDA for 80 mg oxycodone hydrochloride extended-release tablets infringed three patents for OxyContin®. Subsequently on April 3, 2003, Purdue sued Teva USA on its 10, 20 and 40 mg tablet products. On January 5, 2004, those three patents were held unenforceable in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva USA`s case. On June 7, 2005, the U.S. Court of Appeals for the Federal Circuit affirmed the January 5th decision.  Purdue has moved for rehearing and en banc review. On June 25, 2004, Teva USA`s motion for summary judgment was granted on the ground that collateral estoppel applied to the inequitable conduct finding in the Endo case. On March 31, 2004, Teva USA commenced sales of its 80 mg tablets based upon the court`s decision in the Endo case. The 2003 annual sales of the branded product in the U.S. were estimated to be approximately $707 million. Were Purdue to be successful on its appeal and if Teva USA does not receive a favorable decision in its own case, Teva USA could ultimately be required to pay damages related to the sales of 80 mg oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

No specific provisions have been made in the accounts relating to any of the matters described in this section.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 10, 2005

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